Exhibit 99.1

ZIM Reports Financial Results for the First Quarter of 2023

Reported Revenues of $1.4 Billion, Net Loss of $58 Million, Adjusted EBITDA1 of
$373 Million and Adjusted EBIT Loss1 of $14 Million

Reaffirms Full Year 2023 Guidance: Expects to Generate Adjusted EBITDA of
$1.8-$2.2 Billion and Adjusted EBIT of $100-$500 Million2

Haifa, Israel, May 22, 2023 – ZIM Integrated Shipping Services Ltd. (NYSE: ZIM), a global container liner shipping company, announced today its consolidated results for the three months ended March 31, 2023.

First Quarter 2023 Highlights
•
Net loss for the first quarter was $58 million (compared to net income of $1,711 million in the first quarter of 2022), or a diluted loss per share of $0.50[3] (compared to diluted earnings per share of $14.19 in the first quarter of 2022)

•	Adjusted EBITDA for the first quarter was $373 million, a year-over-year decrease of 85%
•
Operating loss (EBIT) for the first quarter was $14 million, compared to operating income of $2,243 million in the first quarter of 2022. Reconciliation items between operating income and Adjusted EBIT in the first quarter were negligible.

•	Revenues for the first quarter were $1,374 million, a year-over-year decrease of 63%
•	Carried volume in the first quarter was 769 thousand TEUs, a year-over-year decrease of 10%
•	Average freight rate per TEU in the first quarter was $1,390, a year-over-year decrease of 64%
•	Net leverage ratio[1] of 0.1x at March 31, 2023, compared to 0.0x as of December 31, 2022; net debt of $381 million, compared to net cash of $279 million as of December 31, 2022

1 See disclosure regarding “Use of Non-IFRS Financial Measures.”
2 The Company does not provide IFRS guidance because it is not readily available. See disclosure regarding “Use of Non-IFRS Measures in the Company’s 2023 Guidance.”
3 The number of shares used to calculate the diluted earnings per share is 120,169,288. The number of outstanding shares as of March 31, 2023, was 120,184,098.

Eli Glickman, ZIM President & CEO, stated, “Following a record year of Adjusted EBITDA and EBIT generation, ZIM’s first quarter results reflected the significant decline in freight rates and weak demand, particularly in the Transpacific trade, that began last year. While the near-term outlook for container shipping remains challenging, the proactive steps we took during the preceding highly lucrative market period better position us now to meet these challenges and we believe our differentiated strategy will ultimately deliver sustainable value for shareholders over the long term.”

Mr. Glickman added, “With a focus on enhancing our commercial and operational resilience, we adapted our vessel sourcing strategy to improve our cost structure with the addition of fuel-efficient newbuild tonnage that will overhaul our fleet profile, as well as advance our ESG goals. These include ten 15,000 TEU dual-fuel LNG vessels, which are ideally suited for our core Asia to US East Coast service, and 36 smaller, more versatile vessels, 18 of which are also dual-fuel LNG, that will enable ZIM to operate a fleet best suited for our trades and services. At the same time, our strong balance sheet and ample liquidity further make us confident that the Company will operate from a position of strength even amidst current market headwinds.”

Mr. Glickman concluded, “We continue to anticipate positive EBIT in 2023 despite macro and industry headwinds. Our expectation is for recovery in demand with inventory restocking to begin in the second half of this year, resulting in an improvement in freight rates. As such, for 2023, we have re-affirmed the guidance we shared earlier in the year of Adjusted EBITDA of between $1.8 billion and $2.2 billion and Adjusted EBIT of between $100 million and $500 million.”

Summary of Key Financial and Operational Results

	Q1.23	Q1.22
Carried volume (K-TEUs)	769	859
Average freight rate ($/TEU)	1,390	3,848
Total Revenues ($ in millions)	1,374	3,716
Operating income (loss) (EBIT) ($ in millions)	(14)	2,243
Profit (loss) before income tax ($ in millions)	(65)	2,219
Net income (loss) ($ in millions)	(58)	1,711
Adjusted EBITDA[1] ($ in millions)	373	2,533
Adjusted EBIT[1] ($ in millions)	(14)	2,243
Adjusted EBITDA margin	27%	68%
Adjusted EBIT margin	(1)%	60%
Diluted earnings (loss) per share ($)	(0.50)	14.19
Net cash generated from operating activities ($ in millions)	174	1,660
Free cash flow[1] ($ in millions)	142	1,483
	MAR.23	DEC.22
Net debt (Net cash)[1] ($ in millions)	381	(279)

Financial and Operating Results for the First Quarter Ended March 31, 2023
Total revenues were $1.37 billion for the first quarter of 2023, compared to $3.72 billion for the first quarter of 2022.

ZIM carried 769 thousand TEUs in the first quarter of 2023, compared to 859 thousand TEUs in the first quarter of 2022. The average freight rate per TEU was $1,390 for the first quarter of 2023, compared to $3,848 for the first quarter of 2022.

Operating loss (EBIT) for the first quarter of 2023 was $14 million, compared to operating income of $2,243 million for the first quarter of 2022, resulting mainly from the decrease in freight rates as well as carried volume.

Net loss for the first quarter of 2023 was $58 million, compared to net income of $1,711 million for the first quarter of 2022.

Adjusted EBITDA was $373 million for the first quarter of 2023, compared to $2,533 million for the first quarter of 2022. Adjusted EBIT loss was $14 million for the first quarter of 2023, compared to Adjusted EBIT of $2,243 million for the first quarter of 2022. Adjusted EBITDA and Adjusted EBIT margins for the first quarter of 2023 were 27% and -1%, respectively. This compares to 68% and 60% for the first quarter of 2022, respectively.

Net cash generated from operating activities was $174 million for the first quarter of 2023, compared to $1,660 million for the first quarter of 2022.

Liquidity, Cash Flows and Capital Allocation
ZIM’s total cash position (which includes cash and cash equivalents and investments in bank deposits and other investment instruments) decreased by $353 million from $4.60 billion as of December 31, 2022 to $4.25 billion as of March 31, 2023.4 Capital expenditures totaled $36 million for the first quarter of 2023, compared to $183 million for the first quarter of 2022. Net debt position as of March 31, 2023, was $381 million compared to net cash position of $279 million as of December 31, 2022, a decrease of $660 million. ZIM’s net leverage ratio as of March 31, 2023, was 0.1x, compared to 0.0x as of December 31, 2022.

Use of Non-IFRS Measures in the Company’s 2023 Guidance
A reconciliation of the Company’s non-IFRS financial measures included in its full-year 2023 guidance to corresponding IFRS measures is not available on a forward-looking basis. In particular, the Company has not reconciled its Adjusted EBITDA and Adjusted EBIT because the various reconciling items between such non-IFRS financial measures and the corresponding IFRS measures cannot be determined without unreasonable effort due to the uncertainty regarding, and the potential variability of, the future costs and expenses for which the Company adjusts, the effect of which may be significant, and all of which are difficult to predict and are subject to frequent change.

Full-Year 2023 Guidance
In 2023, the Company continues to expect generating Adjusted EBITDA of between $1.8 billion and $2.2 billion and Adjusted EBIT of between $100 to $500 million in light of its expectation for improvement in market conditions during the second half of 2023, despite macroeconomic and industry headwinds.

Dividend Policy and First Quarter 2023 Dividend
ZIM’s dividend policy remains unchanged, according to which the Company intends to distribute 30-50% of annual net income as a dividend to shareholders. Dividend payments will be made on a quarterly basis at a rate of approximately 30% of the net quarterly income of the first three fiscal quarters of the year (cumulatively), while the total annual dividend amount to be distributed by the Company (including any interim dividends paid during the first three fiscal quarters of the year) will total 30-50% of the annual net income.  All future dividends are subject to the Company’s Board discretion and to the restrictions provided by Israeli law.

In accordance with its dividend policy and in light of the net loss recorded in the first quarter of 2023, the Company will not pay a dividend to shareholders on account of its first quarter results.

___________________
4 On April 4, 2023, the Company distributed a dividend to shareholders of $6.40 per share or a total of approximately $769 million.

Conference Call Details
Management will host a conference call and webcast (along with a slide presentation) to review the results and provide a corporate update today at 8:00 AM ET.

To access the live conference call by telephone, please dial the following numbers: United States +1-855-243-7669 (toll free) or +1-561-771-1427; Israel +972-3-915-5970, UK/international +44-1-612-508-206. The call (and slide presentation) will be available via live webcast through ZIM’s website, located at the following link. Following the conclusion of the call, a replay of the conference call will be available on the Company's website.

About ZIM
Founded in Israel in 1945, ZIM (NYSE: ZIM) is a leading global container liner shipping company with established operations in more than 90 countries serving approximately 34,000 customers in over 300 ports worldwide. ZIM leverages digital strategies and a commitment to ESG values to provide customers innovative seaborne transportation and logistics services and exceptional customer experience. ZIM's differentiated global-niche strategy, based on agile fleet management and deployment, covers major trade routes with a focus on select markets where the company holds competitive advantages. Additional information about ZIM is available at www.ZIM.com.

Forward-Looking Statements
The following information contains, or may be deemed to contain forward-looking statements (as defined in the U.S. Private Securities Litigation Reform Act of 1995). In some cases, you can identify these statements by forward-looking words such as “may,” “might,” “will,” “should,” “expect,” “plan,” “anticipate,” “believe,” “estimate,” “predict,” “potential” or “continue,” the negative of these terms and other comparable terminology. These forward-looking statements, which are subject to risks, uncertainties and assumptions about the Company, may include projections of the Company’s future financial results, its anticipated growth strategies and anticipated trends in its business. These statements are only predictions based on the Company’s current expectations and projections about future events or results. There are important factors that could cause the Company’s actual results, level of activity, performance or achievements to differ materially from the results, level of activity, performance or achievements expressed or implied by the forward-looking statements. Factors that could cause such differences include, but are not limited to: market changes in freight, bunker, charter and other rates or prices, supply-demand fluctuations in the containerized shipping market, new legislation or regulation affecting the Company’s operations, new competition and changes in the competitive environment, the outcome of legal proceedings to which the Company is a party, global, regional and/or local political instability, inflation rate fluctuations, capital markets fluctuations and other risks and uncertainties detailed from time to time in the Company’s filings with the U.S. Securities and Exchange Commission (SEC), including under the caption “Risk Factors” in its 2022 Annual Report filed with the SEC on March 13, 2023.

Although the Company believes the expectations reflected in the forward-looking statements contained herein are reasonable, it cannot guarantee future results, level of activity, performance or achievements. Moreover, neither the Company nor any other person assumes responsibility for the accuracy and completeness of any of these forward-looking statements. The Company assumes no duty to update any of these forward-looking statements after the date hereof to conform its prior statements to actual results or revised expectations, except as otherwise required by law.

The Company prepares its financial statements in accordance with International Financial Reporting Standards (IFRS), as issued by the International Accounting Standards Board (IASB).

Use of Non-IFRS Financial Measures
The Company presents non-IFRS measures as additional performance measures as the Company believes that it enables the comparison of operating performance between periods on a consistent basis. These measures should not be considered in isolation, or as a substitute for operating income, any other performance measures, or cash flow data, which were prepared in accordance with Generally Accepted Accounting Principles as measures of profitability or liquidity. Please note that Adjusted EBITDA does not take into account debt service requirements, or other commitments, including capital expenditures, and therefore, does not necessarily indicate the amounts that may be available for the Company's use. In addition, the non-IFRS financial measures presented by the Company, may not be comparable to similarly titled measures reported by other companies, due to differences in the way these measures are calculated.

Adjusted EBITDA is a non-IFRS financial measure which we define as net income (loss) adjusted to exclude financial expenses (income), net, income taxes, depreciation and amortization in order to reach EBITDA, and further adjusted to exclude impairment of assets, non-cash charter hire expenses, capital gains (losses) beyond the ordinary course of business and expenses related to legal contingencies.

Adjusted EBIT is a non-IFRS financial measure which we define as net income (loss) adjusted to exclude financial expenses (income), net and income taxes, in order to reach our results from operating activities, or EBIT, and further adjusted to exclude impairment of assets, non-cash charter hire expenses, capital gains (losses) beyond the ordinary course of business and expenses related to legal contingencies.

Free cash flow is a non-IFRS financial measure which we define as net cash generated from operating activities minus capital expenditures, net.

Net debt is a non-IFRS financial measure which we define as face value of short- and long-term debt, minus cash and cash equivalents, bank deposits and other investment instruments.  We refer to this measure as net cash when cash and cash equivalents, bank deposits and other investment instruments exceed the face value of short- and long-term debt.

Net leverage ratio is a non-IFRS financial measure which we define as net debt (see above) divided by Adjusted EBITDA for the last twelve-month period. When our net debt is less than zero, we report the net leverage ratio as zero.

See the reconciliation of net income to Adjusted EBITDA and Adjusted EBIT and net cash generated from operating activities to free cash flow in the tables provided below.

Investor Relations:
Elana Holzman
ZIM Integrated Shipping Services Ltd.
+972-4-865-2300
holzman.elana@zim.com

Leon Berman
The IGB Group
212-477-8438
lberman@igbir.com

Media:
Avner Shats
ZIM Integrated Shipping Services Ltd.
+972-4-865-2520
shats.avner@zim.com

CONSOLIDATED BALANCE SHEET
(U.S. dollars in millions)

	March 31		December 31
	2023	2022	2022
	(Unaudited)	(Unaudited)	(Audited)

Assets
Vessels	4,784.3	4,037.5	4,409.9
Containers and handling equipment	1,233.1	1,323.6	1,242.8
Other tangible assets	98.2	74.6	98.5
Intangible assets	95.1	77.5	92.9
Investments in associates	22.6	13.6	22.0
Other investments	1,344.7	306.2	1,373.2
Other receivables	113.9	107.9	112.1
Deferred tax assets	2.9	2.3	2.3
Total non-current assets	7,694.8	5,943.2	7,353.7

Inventories	189.1	173.8	190.7
Trade and other receivables	695.3	1,386.4	825.7
Other investments	1,060.2	2,092.4	2,233.1
Cash and cash equivalents	1,892.6	2,727.2	1,022.1
Total current assets	3,837.2	6,379.8	4,271.6
Total assets	11,532.0	12,323.0	11,625.3

Equity
Share capital and reserves	2,007.9	2,009.8	1,987.7
Retained earnings	3,073.8	2,246.1	3,901.9
Equity attributable to owners of the Company	5,081.7	4,255.9	5,889.6
Non-controlling interests	1.1	4.3	6.3
Total equity	5,082.8	4,260.2	5,895.9

Liabilities
Lease liabilities	2,993.6	2,784.2	2,778.7
Loans and other liabilities	87.6	171.3	91.9
Employee benefits	42.8	57.1	45.2
Deferred tax liabilities	145.4	122.6	151.4
Total non-current liabilities	3,269.4	3,135.2	3,067.2

Trade and other payables	1,359.8	2,946.2	896.2
Provisions	51.6	31.6	50.2
Contract liabilities	195.7	596.6	238.9
Lease liabilities	1,499.0	1,238.4	1,380.8
Loans and other liabilities	73.7	114.8	96.1
Total current liabilities	3,179.8	4,927.6	2,662.2
Total liabilities	6,449.2	8,062.8	5,729.4
Total equity and liabilities	11,532.0	12,323.0	11,625.3

CONSOLIDATED INCOME STATEMENTS
(U.S. dollars in millions, except per share data)

	Three months ended March 31,		Year ended December 31,
	2023	2022	2022
	(Unaudited)	(Unaudited)	(Audited)

Income from voyages and related services	1,374.3	3,716.4	12,561.6
Cost of voyages and related services:
Operating expenses and cost of services	(939.7)	(1,118.3)	(4,764.5)
Depreciation	(380.5)	(284.4)	(1,370.3)
Gross profit	54.1	2,313.7	6,426.8

Other operating income	10.1	4.6	48.9
Other operating expenses	(3.6)	(0.1)	(0.9)
General and administrative expenses	(74.1)	(77.1)	(338.3)
Share of profit (loss) of associates	(0.4)	1.4	(0.7)

Results from operating activities	(13.9)	2,242.5	6,135.8

Finance income	44.4	21.4	130.9
Finance expenses	(95.2)	(45.3)	(239.4)

Net finance expenses	(50.8)	(23.9)	(108.5)

Profit (loss) before income taxes	(64.7)	2,218.6	6,027.3

Income taxes	6.6	(507.6)	(1,398.3)

Profit (loss) for the period	(58.1)	1,711.0	4,629.0

Attributable to:

Owners of the Company	(59.5)	1,708.8	4,619.4
Non-controlling interests	1.4	2.2	9.6
Profit (loss) for the period	(58.1)	1,711.0	4,629.0

Earnings (loss) per share (US$)
Basic earnings (loss) per 1 ordinary share	(0.50)	14.25	38.49
Diluted earnings (loss) per 1 ordinary share	(0.50)	14.19	38.35

Weighted average number of shares for earnings (loss) per share calculation:
Basic	120,169,288	119,910,688	120,012,375
Diluted	120,169,288	120,438,898	120,444,889

CONSOLIDATED STATEMENTS OF CASH FLOW
(U.S. dollars in millions)

	Three months ended March 31,		Year ended December 31,
	2023	2022	2022
	(Unaudited)	(Unaudited)	(Audited)

Cash flows from operating activities
Profit (loss) for the period	(58.1)	1,711.0	4,629.0

Adjustments for:
Depreciation and amortization	387.2	290.2	1,396.3
Net finance expenses	50.8	23.9	108.5
Share of profits and change in fair value of investees	0.4	(1.5)	(2.1)
Capital gain, net	(9.8)	(4.0)	(42.7)
Income taxes	(6.6)	507.6	1,398.3
Other non-cash items	6.3	2.5	39.7
	370.2	2,529.7	7,527.0

Change in inventories	1.6	(54.8)	(71.7)
Change in trade and other receivables	143.2	(96.3)	496.6
Change in trade and other payables including contracts liabilities	(91.7)	36.0	(325.7)
Change in provisions and employee benefits	1.4	(2.1)	15.9
	54.5	(117.2)	115.1

Dividends received	0.1		0.9
Interest received	49.5	3.2	53.2
Income taxes paid	(300.7)	(755.7)	(1,586.1)
Net cash generated from operating activities	173.6	1,660.0	6,110.1

Cash flows from investing activities
Proceeds from sale of tangible assets, intangible assets, and interest in investees	12.2	5.3	48.1
Acquisition and capitalized expenditures of tangible assets, intangible assets and interest in investees	(35.9)	(182.5)	(345.5)
Acquisition of investment instruments, net	(161.1)	(182.9)	(1,433.1)
Loans granted to investees	(1.7)
Change in other receivables	(8.2)	(0.3)	(20.2)
Change in other investments (mainly deposits), net	1,400.9	99.8	105.7
Net cash generated from (used in) investing activities	1,206.2	(260.6)	(1,645.0)

Cash flows from financing activities
Receipt of long-term loans and other long-term liabilities		59.2	59.2
Repayment of lease liabilities and borrowings	(395.0)	(208.9)	(1,449.4)
Change in short term loans	(21.0)	(20.0)	(53.5)
Dividend paid to non-controlling interests	(6.9)	(4.5)	(8.4)
Dividend paid to owners of the Company			(3,303.3)
Interest paid	(86.8)	(40.5)	(221.0)
Net cash used in financing activities	(509.7)	(214.7)	(4,976.4)

Net change in cash and cash equivalents	870.1	1,184.7	(511.3)
Cash and cash equivalents at beginning of the period	1,022.1	1,543.3	1,543.3
Effect of exchange rate fluctuation on cash held	0.4	(0.8)	(9.9)
Cash and cash equivalents at the end of the period	1,892.6	2,727.2	1,022.1

RECONCILIATION OF NET INCOME TO ADJUSTED EBIT
(U.S. dollars in millions)

	Three months ended March 31,
	2023	2022

Net income (loss)	(58)	1,711
Financial expenses (income), net	51	24
Income taxes	(7)	508
Operating income (loss) (EBIT)	(14)	2,243
Non-cash charter hire expenses	0	0
Adjusted EBIT	(14)	2,243
Adjusted EBIT margin	(1)%	60%

RECONCILIATION OF NET INCOME TO ADJUSTED EBITDA
(U.S. dollars in millions)

	Three months ended March 31,
	2023	2022

Net income (loss)	(58)	1,711
Financial expenses (income), net	51	24
Income taxes	(7)	508
Depreciation and amortization	387	290
EBITDA	373	2,533
Non-cash charter hire expenses	0	0
Adjusted EBITDA	373	2,533
Adjusted EBITDA margin	27%	68%

RECONCILIATION OF NET CASH GENERATED FROM OPERATING ACTIVITIES
TO FREE CASH FLOW
(U.S. dollars in millions)

	Three months ended March 31,
	2023	2022

Net cash generated from operating activities	174	1,660
Capital expenditures, net	(32)	(177)
Free cash flow	142	1,483